Exhibit 99

FOURTH AMENDMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC., AND THE OTHER BORROWERS IDENTIFIED HEREIN as Borrowers - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, BNP PARIBAS SECURITIES CORP. and EXPORT DEVELOPMENT CANADA as Joint Lead Arrangers and Joint Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent - and - THE BANK OF NOVA SCOTIA as European Agent - and - CITICORP INTERNATIONAL LIMITED as Asian Agent - and - CITIBANK, N.A. CANADIAN BRANCH, BANK OF AMERICA, N.A., BNP PARIBAS SECURITIES CORP, and EXPORT DEVELOPMENT CANADA as Co - Syndication Agents - and - Tor#: 10062331.10

CANADIAN IMPERIAL BANK OF COMMERCE, MUFG BANK, LTD., CANADA BRANCH, ROYAL BANK OF CANADA, and THE TORONTO - DOMINION BANK as Documentation Agents - and - COMMERZBANK AG, NEW YORK BRANCH, ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, BANK OF MONTREAL, JP MORGAN CHASE BANK, N.A., HSBC BANK CANADA, and SANTANDER BANK, N.A. as Senior Managing Agents - and - RAIFFEISEN BANK INTERNATIONAL AG, BANK OF CHINA, NEW YORK BRANCH, and INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH as Co - Agents Tor#: 10062331.10 DATED as of April 28, 2021

Tor#: 10062331.10 FOURTH AMENDMENT TO CREDIT AGREEMENT made as of the 28th day of April, 2021. A M O N G: MAGNA INTERNATIONAL INC. and the other Borrowers indicated on the signature pages hereto (hereinafter referred to as the “ Borrowers ”), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (hereinafter referred to as the “ Lenders ”), - and - THE BANK OF NOVA SCOTIA , as administrative agent of the Lenders (hereinafter referred to as the “ Administrative Agent ”) - and - THE BANK OF NOVA SCOTIA, as European funding agent of the Lenders to the European Borrowers (hereinafter referred to as the “ European Agent ”) - and - CITICORP INTERNATIONAL LIMITED , as Asian funding agent of the Lenders to the Asian Borrowers (hereinafter referred to as the “ Asian Agent ” and collectively with the Administrative Agent and the European Agent, the “ Agents ”) WHEREAS the Borrowers, the Agents and certain of the Lenders are parties to a credit agreement dated as of July 8, 2011 (as amended on June 20, 2013, May 16, 2014 and May 3, 2018, the “ Credit Agreement ”);

- 2 - AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein : 1. General In this amendment to the Credit Agreement (the “ Amending Agreement ”) (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement. 2. To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time. 3. Amendments to Credit Agreement (a) Section 1.01 of the Credit Agreement is hereby amended by deleting the definition " Final Repayment Date " and replacing it as follows: "" Final Repayment Date " means June 24, 2026, subject to extensions of the maturity date as provided for in Section 2.06;" (b) Section 1.01 of the Credit Agreement is hereby amended by adding the following at the end of the definition " LIBOR ": "LIBOR shall at no time be less than 0%. (c) Section 2.06(a) of the Credit Agreement is hereby amended by adding the following paragraph at the end of such subsection (a): "Notwithstanding the provisions of this subsection (a), with respect only to the annual extension available for the period between March 26, 2021 and April 25, 2021, Magna shall be permitted to request an extension for a period of two (2) years (rather than one (1) year) provided that the Final Repayment Date does not extend beyond June 24, 2026. The provisions noted above shall be applicable with respect to such request provided that Magna shall specify their request for a two (2) year extension. " (d) The Credit Agreement is hereby amended by adding the following new Section 3.05(A) as follows: "3.05(A) Termination of LIBOR Loans Tor#: 10062331.10

Tor#: 10062331.10 - 3 - (a) Benchmark Replacement Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event or an Early Opt - in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then - current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (i) or (ii) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (iii) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. (b) Benchmark Replacement Conforming Changes In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. (c) Notices; Standards for Decisions and Determinations The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt - in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section. (d) Unavailability of Tenor of Benchmark Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then - current Benchmark is a term rate (including Term SOFR or USD LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other

Tor#: 10062331.10 - 4 - information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non - representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor. (e) Benchmark Unavailability Period Upon the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any request for a LIBOR Advance of, conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Borrowing of or conversion to US Base Rate Advances. During any Benchmark Unavailability Period or at any time that a tenor for the then - current Benchmark is not an Available Tenor, the component of US Base Rate based upon the then - current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of US Base Rate. (f) Certain Defined Terms As used in this Section: “ Available Tenor ” means, as of any date of determination and with respect to the then - current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then - removed from the definition of “Interest Period” pursuant to clause (e) of this Section. “ Benchmark ” means, initially, USD LIBOR; provided that if a Benchmark Transition Event or an Early Opt - in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to USD LIBOR or the then - current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of this Section. “ Benchmark Replacement ” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

Tor#: 10062331.10 - 5 - (i) the sum of: (A) Term SOFR and (B) the related Benchmark Replacement Adjustment; (ii) the sum of: (A) Daily Simple SOFR and (B) the related Benchmark Replacement Adjustment; (iii) the sum of: (A) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers as the replacement for the then - current Benchmark for the applicable Corresponding Tenor giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then - prevailing market convention for determining a benchmark rate as a replacement for the then - current Benchmark for U.S. dollar - denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment; provided that, in the case of clause (i), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (i), (ii) or (iii) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “ Benchmark Replacement Adjustment ” means, with respect to any replacement of the then - current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement: (i) for purposes of clauses (i) and (ii) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent: (A) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; (B) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

Tor#: 10062331.10 - 6 - (ii) for purposes of clause (iii) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers for the applicable Corresponding Tenor giving due consideration to (A) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (B) any evolving or then - prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar - denominated syndicated credit facilities; provided that, in the case of clause (i) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion. “ Benchmark Replacement Conforming Changes ” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate”, the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides, in consultation with the Borrowers, is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “ Benchmark Replacement Date ” means the earliest to occur of the following events with respect to the then - current Benchmark: (i) in the case of clauses (i) or (ii) of the definition of “Benchmark Transition Event,” the later of (A) the date of the public statement or publication of information referenced therein and (B) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

Tor#: 10062331.10 - 7 - (ii) in the case of clause (iii) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or (iii) in the case of an Early Opt - in Election, the sixth (6th) Business Day after the date notice of such Early Opt - in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt - in Election is provided to the Lenders, written notice of objection to such Early Opt - in Election from Lenders comprising the Majority Lenders. For the avoidance of doubt, (A) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (B) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (i) or with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then - current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “ Benchmark Transition Event ” means the occurrence of one or more of the following events with respect to the then - current Benchmark: (i) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (ii) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

Tor#: 10062331.10 - 8 - (iii) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then - current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “ Benchmark Unavailability Period ” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (i) or (ii) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with this Section and (y) ending at the time that a Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with this Section. “ Corresponding Tenor ” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor. “ Daily Simple SOFR ” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion. “ Early Opt - in Election ” means, if the then - current Benchmark is USD LIBOR, the occurrence of: (i) a notification by the Administrative Agent to (or the request by the Borrowers to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar - denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR - based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and (ii) the joint election by the Administrative Agent and the Borrowers to trigger a fallback from USD LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

Tor#: 10062331.10 - 9 - “ Floor ” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to USD LIBOR. “ ISDA Definitions ” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time (including the IBOR Fallback Supplement finalized October 23, 2020 and effective on January 25, 2021), or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto. “ Reference Time ” with respect to any setting of the then - current Benchmark means (i) if such Benchmark is USD LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (ii) if such Benchmark is not USD LIBOR, the time determined by the Administrative Agent in its reasonable discretion. “ Relevant Governmental Body ” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto. “ SOFR ” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (Toronto time) on the immediately succeeding Business Day. “ SOFR Administrator ” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). “ SOFR Administrator’s Website ” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time. “ Term SOFR ” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward - looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body. “ Unadjusted Benchmark Replacement ” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. “ USD LIBOR ” means the London interbank offered rate for U.S. dollars. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration, submission or any other

Tor#: 10062331.10 - 10 - matter related to the rates in the definition of “Libor” or with respect to any rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing, or of any Benchmark Replacement Conforming Changes. The interest rate on the LIBOR Loans is determined by reference to Libor, which is derived from the London interbank offered rate. Libor is intended to represent the rate at which contributing banks may obtain short - term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administration, the “IBA”) for purposes of the IBA setting LIBOR. As a result, it is possible that commencing in 2022, or earlier, Libor may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on the Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of Libor. In the event that Libor is no longer available as set forth in this Section 3.5(a), such provisions provide mechanisms for determining an alternative, successor or replacement reference rate. The parties hereto hereby acknowledge that there is no assurance that the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 3.5(a), will be similar to or produce the same value or economic equivalence as Libor or that such alternative, successor or replacement reference rate will have the same volume or liquidity as did Libor prior to its discontinuance or unavailability." (e) Article 11 of the Credit Agreement is hereby amended by adding the following new Section 11.21: " 11.21 Erroneous Payment (a) Each Lender and each L/C Issuing Lender hereby agrees that (i) if the Administrative Agent notifies such Lender or such L/C Issuing Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender or such L/C Issuing Lender from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender or such L/C Issuing Lender (whether or not known to such Lender or such L/C Issuing Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “ Erroneous Payment ”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender or such L/C Issuing Lender shall promptly, but in no event later than five Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender or such L/C Issuing Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating

Tor#: 10062331.10 - 11 - rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent); and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (ii) to the extent permitted by applicable law, such Lender or such L/C Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set - off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or any L/C Issuing Lender under this clause (a) shall be conclusive, absent manifest error. (b) Without limiting immediately preceding clause (a), each Lender and each L/C Issuing Lender hereby further agrees that if it receives an Erroneous Payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Erroneous Payment (an “ Erroneous Payment Notice ”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender or such L/C Issuing Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by applicable law, such Lender or such L/C Issuing Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set - off or recoupment with respect to any demand, claim or counterclaim for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender and such L/C Issuing Lender agrees that, in each such case, it shall promptly (and, in all events, within one Business Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than five Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender or such L/C Issuing Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent); and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

Tor#: 10062331.10 - 12 - (d) Each party’s obligations under this Section 11.21 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or L/C Issuer, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document." 4. Representations and Warranties In order to induce the Administrative Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof: ( a ) the representations and warranties set out in Article 7 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct in all material respects as at such date or for such period of time; ( b ) all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower. Each Borrower has duly executed and delivered this Amending Agreement. This Amending Agreement is a legal, valid and binding obligation of each Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and (c) as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists. 5. Libor £ Loans and BA Periods Effective as of the date of this Amending Agreement Libor Loans in £ shall hereinafter cease to be available to the Borrowers. The Borrowers acknowledge that BA Periods of 6 months shall cease to be available effective May 17, 2021. 6. Confirmation of Magna Guarantee Magna hereby acknowledges, confirms and agrees that, notwithstanding this Amending Agreement (i) the Magna Guarantee continues in full force and effect, and constitutes a legal, valid and binding obligation of Magna enforceable against it in accordance with its terms, and (ii) the Magna Guarantee is hereby ratified and confirmed.

Tor#: 10062331.10 - 13 - 7. Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Administrative Agent and the Lenders, acting reasonably: ( a ) this Amending Agreement shall be executed and delivered by the Borrowers, the Agents and the Lenders; ( b ) payment of upfront fees owing to each Consenting Lender in the amount of 4 bps on the Commitment of such Consenting Lender; (c) the Agents shall have received the following in form and substance satisfactory to the Lenders: (i) an Officers’ Certificate of Magna certifying: (A) that (a) the constating documents previously delivered to the Administrative Agent on the Closing Date have not been amended and remain in full force and effect, or (b) attached thereto are true and correct copies of the articles or constating documents and the by - laws of Magna and that such documents are in full force and effect, unamended; and (B) as to the incumbency of officers and directors of Magna, who have executed this Amending Agreement (such certificate to include sample signatures); and ( d ) the Administrative Agent and each Lender shall have received all such other documents, instruments and agreements as may reasonably be required by it. 8. Expenses The Borrowers shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement. 9. Continuance of the Loan Documents and the Credit Agreement The Loan Documents and the Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement. 10. Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement.

Tor#: 10062331.10 - 14 - 11. Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns in accordance with the provisions of Section 1.08 of the Credit Agreement. 12. Severability If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement. [Remainder of page intentionally left blank]

DocuSign Envelope ID: C6BB4D99-B337-4C25-A6B0-B3547C2ACFA3

S-1

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA INTERNATIONAL INC.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA INTERNATIONAL OF AMERICA, INC.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

MAGNA INTERNATIONAL INVESTMENTS S.A. Per: Name: Peter Donohoe Titl e : Titl e : Titl e : Per: Na m e : Titl e : Titl e : MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. Per: Name: Paul Brock Vice President & Treasurer Vince Galifi Per: Name: Vince Galifi Executive Vice President & CFO Title: Executive Vice President & CFO MAGNA INTERNATIONAL (HONG KONG) LIMITED Per: Name: Paul Brock Vice President & Treasurer DocuSign Envelope ID: C6BB4D99 - B337 - 4C25 - A6B0 - B3547C2ACFA3 DocuSign Envelope ID: 2890E029 - 79C2 - 41BD - 8505 - DA95113EE35A S - 2 Per: Name: Dietmar Perger Director, Austrian Tax Director, Finance Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

DocuSign Envelope ID: C6BB4D99-B337-4C25-A6B0-B3547C2ACFA3

S-3

MAGNA TECHNOLOGY AND TOOLING SYSTEMS (TIANJIN) CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

GUANGDONG MAGNA AUTOMOTIVE MIRRORS CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

DocuSign Envelope ID: C6BB4D99-B337-4C25-A6B0-B3547C2ACFA3

S-4

MAGNA AUTOMOTIVE MIRRORS (SHANGHAI) CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

COSMA AUTOMOTIVE (SHANGHAI) CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA CLOSURES (KUNSHAN) CO., LTD.

Per: ______________________
Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:
Per: Vince Galifi
5AF93773471F443...
Name: Vince Galifi
Title: Executive Vice President & CFO

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

DocuSign Envelope ID: C6BB4D99-B337-4C25-A6B0-B3547C2ACFA3

S-5

MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD.

Per: ______________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA ELECTRONICS (ZHANGJIAGANG) CO., LTD.

Per: ______________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD.

Per: ______________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi

5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

DocuSign Envelope ID: C6BB4D99-B337-4C25-A6B0-B3547C2ACFA3

S-6

MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi
5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA MIRRORS (TAICANG) AUTOMOTIVE TECHNOLOGY CO., LTD.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi
5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

MAGNA POWERTRAIN (TIANJIN) CO., LTD.

Per: ______________________________

Name: Paul Brock
Title: Vice President & Treasurer

DocuSigned by:

Per: Vince Galifi
5AF93773471F443...

Name: Vince Galifi
Title: Executive Vice President & CFO

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

S - 7 Titl e : Per: m e : THE BANK OF NOVA SCOTIA, as Administrative Agent Per: Name: Clement Yu Director Rya n Moonilal Na e Title: R y a n Moonilal Analyst Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 8 m e : Na Titl e : THE BANK OF NOVA SCOTIA, as European Agent Per: Name: Clement Yu Title: Director Per: Rya n Moonilal R y a n Moonilal Analyst Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 9 Titl e : Per: Name: Lihor Abraham Title: Director THE BANK OF NOVA SCOTIA, as Tranche A - 1 Lender Per: Name: Jamie Davis Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 10 THE BANK OF NOVA SCOTIA, as Tranche A - 2 Lender Per: a m e : Per: Name: Lihor Abraham Title: Director Jami e D Na m e T itle: J a mi Davis Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 11 Na m e : THE BANK OF NOVA SCOTIA, as Tranche A - 3 Lender Per: Per: Name: Lihor Abraham Title: Director Jami e D ame Title: Jamie Davis Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 12 SCOTIABANK INVERLAT, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender Per: Name : Tit l e : Per: m e : l e : Na Tit e Stephen James Shaw Attorney in Fact Gustavo Ale Attorney in Fact Attorney in Fact Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 13 THE BANK OF NOVA SCOTIA, as Tranche C Lender Per: a m e : N Ti tl e : Titl e : Jami e D Per: Name: Lihor Abraham Director ami e Davis Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 14 gent Titl e : Per: Name: Title: CITICORP INTERNATIONAL LIMITED, as Asian Agent Per: Name: Edmond Pang Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6 Vice President

S - 15 CITIBANK , N.A. , CANADIA N BRANCH, as Tranche A - 1 Lender Per: /l Name: Title: Niyousna zannpou1 Authorise d Signer Per: Name: Title: Fourth Amendment to Credit Agreement (Magna) T or # · 1006233 1 6

S - 16 Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6 CITIBANK N.A., as Tranche A - 2 Lender P er : Name: Richard Rivera Title: Vice President

S-17

CITIBANK, N.A., LONDON BRANCH, as Tranche A-3 Lender

Per: _______________________
Name: LUCY DEVLIN
Title: **DIRECTOR**

Per: _______________________
Name:
Title:

Fourth Amendment to Credit Agreement (Magna)

Tor# 10062331 6

S - 18 CITIBANK N.A., HONG KONG BRANCH, as Tranche C Lender Titl e : Per: Name: Esmond Tam Per: Na m e : Title: Direct or Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 19 BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A - 1 Lender Per: Na m e : Title: Per: Na m e : Title: James K.G. Campbell Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 20 BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A - 2 Lender Per: : Na me Title: Per: Na m e : Title: James K.G. Campbell Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S-21

BANK OF AMERICA, N.A., LONDON BRANCH, as Tranche A-3 Lender

Per: ______________________________
Name: CHRISTOPHER CONEY
Title: VICE PRESIDENT

Per: ______________________________
Name:
Title:

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

S - 22 BANK OF AMERICA, N.A., as Tranche C Lender Per: Na m e : Title: Per: Na m e : Title: James K.G. Campbell James K G Campbel Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 23 BNP PARIBAS, as Tranche A - 1 Lender Per: Name: Title: Per: Name: Title: Rod O'Hara Managin g Director Zainuddi n Ahmed Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 24 BNP PARIBAS, as Tranche A - 2 Lender Per: Name: Titl e : Per: Name: Title: Rod O'Hara Managin g Director Zainuddi n Ahmed Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 25 A S S A , N ET s Tranche A Per: Name: Title: Per: Na m e : Title: BNP PARIB BRANCH, as T , HE R L ANDS ch - 3 Lender Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 26 Na m e : Stefa n Fedorowicz EXPORT DEVELOPMENT CANADA, as Tranche A - 1 Lender Per: Title: Senior Associate Per: Name: Eric Beltrami Title: Financing Manager Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 27 EXPORT DEVELOPMENT CANADA, as Tranche A - 2 Lender Per: m e : Na Titl e : Per: Name: Eric Beltrami Title: Financing Manager Stefa n Fedorowicz Stefa n Fedorowic Senior Associate Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 28 EXPORT DEVELOPMENT CANADA, as Tranche A - 3 Lender Per: N a m e : Titl e : Per: Name: Eric Beltrami Title: Financing Manager Stefa n Fedorowicz Senior Associate Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 32 e : Steph e n Redding tle : Managin g Di CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 1 Lender Per: Nam Stephen Redding Ti Managing D rector Per: Name: Sophia Soofi Title: Executive Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 33 T itl e : ame : CIBC INC., as Tranche A - 2 Lender Per: Name: Farhad Merali Authorize d S Per: N Albert Comas Title: Authorized Signatory Authorized ignatory Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 34 e : Steph e n Reddin g CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 3 Lender Per: Nam e Stephen Redding Title: Managing Director Per: Name: Sophia Soofi Title: Executive Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 35 ROYAL BANK OF CANADA, as Tranche A - 1 Lender Per: Name: Title: Per: Name: Title: Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 36 ROYAL BANK OF CANADA, as Tranche A - 2 Lender Per: Name: Title: Per: Name: Title: Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 37 ROYAL BANK OF CANADA, as Tranche A - 3 Lender Per: Name: Title: Per: Name: Title: Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 38 THE TORONTO - DOMINION BANK, as Tranche A - 1 Lender Per: Na m e : Titl e : Per: Na m e : Title: Andrew Rytel Vice President Tim Thomas Tim Thoma Managing Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 39 TORONTO - DOMINION (TEXAS) LLC, as Tranche A - 2 Lender Per: m e : Na Titl e : Per: Na m e : Title: Mari a Macchiaroli Maria Macchiarol A uthorize d Signatory Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 40 TORON T O D nche A - 3 Lender Na m e : Title: Per: Na m e : Title: Philip Bates MD & Head European Corporate Banking THE TORONTO - DOMINION BANK, as Tra ch A 3 Lende Per: Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 41 BANK OF MONTREAL, as Tranche A - 1 Lender Per: Na m e : Dee p Gill Title: Director, Corporate Banking Per: Na m e : Title: Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 42 BANK OF MONTREAL, CHICAGO BRANCH, as Tranche A - 2 Lender Per: a m e : Andrew Berryma Title: Director Per: Na m e : Title: Na m e Andrew Berryman Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 43 Na m e : BMO LONDON BRANCH, as Tranche A - 3 Lender Per: Na m e : Richar d Pittam Titl e : Managin g Direct or Per: Scott Matthews Titl e : Managin g Direct or Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

DocuSign Envelope ID: 76606C0F - 2285 - 40E6 - BC98 - 480B68A3FAF0 S - 44 SANTANDER BANK, N.A., as Tranche A - 1 Lender Per: Name: Xavier Ruiz Sena Title: Managing Director Per: Name: Title: Fourth Amendment to Credit Agreement (Magna)

DocuSign Envelope ID: AF85C9E9 - 4245 - 49C7 - 9F31 - 24E0E2145DE9 S - 45 SANTANDER BANK, N.A., as Tranche A - 2 Lender Per: Name: Xavier Ruiz Sena Title: Managing Director Per: Name: Title: Fourth Amendment to Credit Agreement (Magna)

DocuSign Envelope ID: 7BA5B63B - 9814 - 4A00 - 8706 - 4CA8CE86AD8A S - 46 SANTANDER BANK, N.A., as Tranche A - 3 Lender Per: Name: Xavier Ruiz Sena Title: Managing Director Per: Name: Title: Fourth Amendment to Credit Agreement (Magna)

S-47

COMMERZBANK AG, NEW YORK BRANCH, as Tranche A-1 Lender

Per: ______________________
Name: Michael Ravelo
Title: Managing Director

Per: ______________________
Name: Philip Waddilove
Title: Director

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

S-48

COMMERZBANK AG, NEW YORK BRANCH, as Tranche A-2 Lender

Per: ______________________________
Name: Michael Ravelo
Title: Managing Director

Per: ______________________________
Name: Philip Waddilove
Title: Director

Fourth Amendment to Credit Agreement (Magna)

Toronto: 10062331.6

S - 49 COMMERZBAN K FRANKFURT AG , a s Per: Name: Ti t l e: Per: Name: Ti t l e: Gest - ,+ 11 \ i" k ... Ass ... c.,o k .. Fourth Amendment to Credit Agreement (Magna) Tor# : 10062331 . 6

S - 50 Fourlh Amendment to Credit A g reement (Magna) Tor#: 10062331.6 HSBC BANK CANADA, as Tranche A - 1 Lender Per: Name: Jamessanders Title : Director , M ultinationa l , Global Banking Per: Namei - larjeet Sadera Title: Vic e President - Multinationals Banking

S - 51 Fourlh Amendment to Credit A g reement (Magna) Tor#: 10062331.6 HSBC BANK CANADA, as Tranche A - 2 Lender Per: Name.tame s S a n d e rs Title : Director , M u l tinational, Globa l Banking Per: Name: Harjeet Sadera Title: Vice President - Multinationals Banking

S - 52 Fourlh Amendment to Credit A g reement (Magna) Tor#: 10062331.6 HSBC BANK CANADA, as Tranche A - 3 Lender Per: Name : James Sanders Title: Director, Multinational, Global Ban k i ng Per: Name: Harjeet Sadera Title: Vice President - Multinationals Banking

S-53

ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A-1 Lender

Per: KARIN GREGOR (Qualified Signature) Digitally signed by KARIN GREGOR (Qualified Signature) Date: 2021.04.21 16:25:07 +02'00'

Name:

Title:

Per: PAUL-EMMANUEL AERTS (Qualified Signature) Digitally signed by PAUL-EMMANUEL AERTS (Qualified Signature) Date: 2021.04.21 17:02:49 +02'00'

Name:

Title:

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.9

S-54

ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A-2 Lender

Per: KARIN GREGOR (Qualified Signature) Digitally signed by KARIN GREGOR (Qualified Signature) Date: 2021.04.21 15:35:45 +02'00'

Name:
Title:

Per: PAUL-EMMANUEL AERTS (Qualified Signature) Digitally signed by PAUL-EMMANUEL AERTS (Qualified Signature) Date: 2021.04.21 17:02:08 +02'00'

Name:
Title:

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.9

S-55

ING BANK N.V., AMSTERDAM, LANCY/GENEVA BRANCH, as Tranche A-3 Lender

Per: KARIN GREGOR (Qualified Signature) Digitally signed by KARIN GREGOR (Qualified Signature) Date: 2021.04.21 15:34:40 +02'00'
Name:
Title:

Per: PAUL-EMMANUEL AERTS (Qualified Signature) Digitally signed by PAUL-EMMANUEL AERTS (Qualified Signature) Date: 2021.04.21 17:00:38 +02'00'
Name:
Title:

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.9

S - 56 Titl e : Per: Na m e : Title: JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Tranche A - 1 Lender Per: Name: Jeffrey Coleman Executive Director Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6

S - 57 JPMORGAN CHASE BANK , N . A. , as Tranche A - 2 Lender Per: Name: Si!/W Oil.IA/ Title: VJl - E' P1.es1oswr Per: Name: Title: Fourth Amendment to Credit Agreement (Magna ) Tor# : 1 006233 1 . 6

S - 58 Fourth Amendment to Credit Agreement (Magna) Tor#: 10062331.6 JPMORGAN CHASE BANK N.A., LONDON BRANCH, as Tranche A - 3 Lender P er : Na m e : Title: P er : Na m e : Title:

S - 59 Fourth Amendment to Credit Agreement (Magna) Tor# : 10062331 . 6 RAIFFEISEN BANK INTERNATIONAL A - 1 Lender 1) Per: Per: Title: 'a l eri e Croy - Markones 1 , ) ' 1e vYitt - Name : Nikolau s Som o g yi Title: • µtAD OF (IJ()Vg - [(f<( L<;

S - 60 Fourth Amendment to Credit Agreement (Magna) Tor# : 10062331 . 6 RAIFFEISEN BANK INTERNATIONAL , ) - 2 )7 Per: Per: ' a l eri e l. . r o y - M ark o n e s 8Xd ; ' v ed - e,v - , · NT ! e: Nikolaus Somogyi It e: . U - t;P.,. D O f ( Nt ) V$ff< ( AC -

S - 61 RAIFFEISEN BANK INTERNATIONAL AG, as Tran/ o/t - 3 Len d er Per /tJ )J_ Name: Title: Per: Title: V a l e r i e Cro yt'. \ a r kon e s e c.. . i t e if V vi . . Name : , Fourth Amendment to Credit Agreement (Magna) Tor# : 10062331 . 6 N ikola us Sorn u r H tl -- 0 0 . ( N W '>T P l l - 7

Fourth Amendment to Credit Agreement (Magna) - 1 Lender BANK OF CHINA, NEW YORK BRANCH, as Tranche A Lend Per: Name: Raymond Qiao Title: Executive Vice President Tor#: 10062331.6

Fourth Amendment to Credit Agreement (Magna) BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 2 Lender Per: Name: Raymond Qiao Title: Executive Vice President Tor#: 10062331.6

Fourth Amendment to Credit Agreement (Magna) BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 3 Lender Per: Name: Raymond Qiao Title: Executive Vice President Tor#: 10062331.6

S-65

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A-1 Lender

Per: Digitally signed by: Christine Cai Date: 2021.04.18 23:40:14 -05'00'

Name:

Title:

Per: Pinyen Shih 2021.04.20 14:33:37 -05'00'

Name:

Title:

Fourth Amendment to Credit Agreement (Magna)

Tor#: 10062331.6

S - 66 Fourlh Amendment to Credit Agreement (M agna) Tor#: 10062331.6 INDUSTRIA L AN D COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 2 Lender Digitall y signed by: Christine Cai Date: 2021.04.18 23:41 : 0 5 - 05'00' Per: Name: Title: Per: Pinyen Shih . 2021.0 4 . 20 14:33:52 - / 05'00' Name: Title:

S - 67 Fourlh Amendment to Credit Agreement (M agna) Tor#: 10062331.6 INDUSTRIA L A N D COMMERCIAL BANK OF CHINA LIMITED , NEW YORK BRANCH, as Tranche A - 3 Lender Digitall y s i g ne d b y : Christine Cai Date: 2021. 0 4.18 23:41:48 - 05'00' Per: Name: Title: Per: Name: Title: Pinyen Shih <;; -- - 202 1 . 04.20 14:34:05 - 05'00 '